  EXHIBIT 99.1

COMMENCEMENT OF GOLD MINING AT THE PLUTONIC EAST

MINE AND THE BOUNDARY DEPOSIT IN WESTERN AUSTRALIA

DENVER – March 20, 2025 – Vox Royalty Corp. (TSX: VOXR) (NASDAQ: VOXR) (“Vox” or the “Company”), a returns focused mining royalty company, is pleased to provide recent developments from royalty operating partners: Catalyst Metals Ltd (“Catalyst”), which achieved first gold underground stoping ore at the Plutonic East mine (which is covered by Vox’s grade-linked tonnage royalty), and Black Cat Syndicate Limited (“Black Cat”), which commenced mining at the Boundary open pit (covered by Vox’s uncapped 1.0% NSR royalty).

Spencer Cole, Chief Investment Officer stated: “The past week has seen two additional royalty-linked gold deposits in Western Australia commence production, which are both expected to contribute to Vox’s 2025 revenue. Within 6 months of Vox’s Plutonic East royalty acquisition, Catalyst commenced dewatering and rehabilitation of the underground workings and in less than 12 months have advanced the project to first gold ore production. Likewise, following its recent A$85M acquisition of the Lakewood processing plant, Black Cat has just commenced mining at the Boundary deposit ahead of schedule. Black Cat’s CEO, Gareth Solly summarised the current sentiment within Western Australian gold miners well with his company’s new strategy of “More Gold Sooner”. This type of sentiment is accelerating gold development and production within Western Australian, capitalising on current gold prices of over AUD$4,700 as of this week.”

Plutonic East Gold Royalty – First Stoping Ore Achieved(1)

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On March 14, 2025, Catalyst announced first stoping ore from the Plutonic East underground mine, expected to be processed via its currently underutilized Plutonic Processing Plant, which is located 2km from Plutonic East.

	o	Plutonic East is described as a low-risk ore source, allowing Catalyst to diversify production away from the predominantly remnant mining activity ongoing at the main non-royalty-linked Plutonic Mine.
	o	This milestone aligns with Catalyst’s stated strategy to increase production twofold from the Plutonic Gold Belt over the next 12-18 months.
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In the past three months, activity has ramped up, with a dedicated fleet mobilized, surface infrastructure (including a power plant, office and workshop) established, and development towards stoping zones progressing as planned.

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Royalty Background: Vox holds a grade-linked, uncapped tonnage royalty over the majority of the Plutonic East underground mine and surrounding tenure. Re-development activities at Plutonic East commenced in April 2024, shorty after Vox’s royalty acquisition in October 2023 for US$800,000.

Figure 1: Drilling of the first production stope at Plutonic East

Source: https://api.investi.com.au/api/announcements/cyl/3f261ea7-ceb.pdf

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Bulong Gold Royalty – Boundary Deposit Mining and Capital Raising(2)

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On March 14, 2025, Black Cat announced that firm commitments had been received for A$65M from new and existing investors via an oversubscribed two-tranche placement, with proceeds expected to accelerate mine development in order to supply its recent acquisition of the Lakewood 1.2Mtpa processing facility, bringing forward production at the Kal East Gold Operation by up to 15 months.

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As part of this capital raising, Black Cat outlined that mining at Boundary would commence in March 2025, and that processing from both the Myhree and Boundary royalty-linked deposits would transition to Black Cat’s newly acquired Lakewood facility in April 2025.

•	On March 14, 2025, Black Cat’s private mining services contractor, Mineral Mining Services, announced that it had supported the commencement of the Boundary Pit expansion:
	o	“Our technical services and operations teams worked collaboratively to identify operational improvements within the mine plan, accelerating mine progression and maximising productivity”; and
	o	“This early delivery of ore directly contributes to Black Cat’s ability to capitalise on the high gold price environment and accelerate their production plans.”
•	Separate to mining of the Boundary open pit deposit, Black Cat also confirmed that underground portal works are scheduled to commence at the Myhree underground deposit in the Q4 2025.
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Royalty Background: Vox holds an uncapped 1% NSR over the Myhree, Boundary, Queen Margaret, Melbourne United, Strathfield and Trump gold deposits at the Kal East Gold Project. Initial production and toll-treatment of Myhree open pit ore (via the nearby Paddington mill) commenced in Q3 2024.

Figure 2: Kal East Gold Acceleration Strategy & Timeline

Source: https://api.investi.com.au/api/announcements/bc8/abc1eeed-e84.pdf

Qualified Person

Timothy J. Strong, MIMMM, of Kangari Consulting LLC and a “Qualified Person” under NI 43-101, has reviewed and approved the scientific and technical disclosure contained in this press release.

About Vox

Vox is a returns focused mining royalty company with a portfolio of over 60 royalties spanning six jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to target the highest returns on royalty acquisitions in the mining royalty sector. Since the beginning of 2020, Vox has announced over 30 separate transactions to acquire over 60 royalties.

Further information on Vox can be found at www.voxroyalty.com.

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For further information contact:

Spencer Cole	Kyle Floyd
Chief Investment Officer	Chief Executive Officer
spencer@voxroyalty.com (720) 602-4223	info@voxroyalty.com (720)-602-4223

Cautionary Statements to U.S. Securityholders

This press release and the documents incorporated by reference herein, as applicable, have been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the U.S. securities laws. In particular, and without limiting the generality of the foregoing, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “inferred mineral resources,”, “indicated mineral resources,” “measured mineral resources” and “mineral resources” used or referenced herein and the documents incorporated by reference herein, as applicable, are Canadian mineral disclosure terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”).

For U.S. reporting purposes, the U.S. Securities and Exchange Commission (the “SEC”) has adopted amendments to its disclosure rules (the “SEC Modernization Rules”) to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Securities Exchange Act of 1934, as amended, which became effective February 25, 2019. The SEC Modernization Rules more closely align the SEC’s disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. Issuers were required to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information contained or incorporated by reference herein may not be comparable to similar information disclosed by companies domiciled in the U.S. subject to U.S. federal securities laws and the rules and regulations thereunder.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding CIM Definition Standards that are required under NI 43-101. While the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, U.S. investors should not assume that all or any part of the mineralization in these categories will be converted into a higher category of mineral resources or into mineral reserves without further work and analysis. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that all or any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable without further work and analysis. Further, “inferred mineral resources” have a greater amount of uncertainty and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of inferred mineral resources will be upgraded to a higher category without further work and analysis. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules or under the prior standards of SEC Industry Guide 7.

Cautionary Note Regarding Forward-Looking Statements and Forward-Looking Information

This press release contains “forward-looking statements”, within the meaning of the U.S. Securities Act of 1933, as amended, the U.S. Securities Exchange Act of 1934, as amended, the Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results “ may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements.

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The forward-looking statements and information in this press release include, but are not limited to, summaries of operator updates provided by management and the potential impact on the Company of such operator updates, statements regarding expectations for the timing of commencement of development, construction at and/or resource production from various mining projects, expectations regarding the size, quality and exploitability of the resources at various mining projects, future operations and work programs of Vox’s mining operator partners, the receipt of expected and potential royalty payments derived from various royalty assets of Vox, anticipated future cash flows and future financial reporting by Vox, and the successful completion of capital raising activity by its operating partners (on which subsequent activity may be conditional upon).

Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements, including but not limited to: the impact of general business and economic conditions, including international trade and tariffs; the absence of control over mining operations from which Vox will purchase precious metals or from which it will receive royalty or stream payments, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; the volatility of the stock market; competition; risks related to Vox’s dividend policy; epidemics, pandemics or other public health crises, including the global outbreak of the novel coronavirus, geopolitical events and other uncertainties, such as the conflict in Ukraine and the middle east, as well as those factors discussed in the section entitled “Risk Factors” in Vox’s annual information form for the financial year ended December 31, 2023 available at www.sedarplus.ca and the SEC’s website at www.sec.gov (as part of Vox’s Form 40-F).

Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statement prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Vox cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Vox has assumed that the material factors referred to in the previous paragraph will not cause such forward looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

None of the TSX, its Regulation Services Provider (as that term is defined in policies of the TSX) or The Nasdaq Stock Market LLC accepts responsibility for the adequacy or accuracy of this press release.

Technical and Third-Party Information

Except where otherwise stated, the disclosure in this press release is based on information publicly disclosed by project operators based on the information/data available in the public domain as at the date hereof and none of this information has been independently verified by Vox. Specifically, as a royalty investor, Vox has limited, if any, access to the royalty operations. Although Vox does not have any knowledge that such information may not be accurate, there can be no assurance that such information from the project operators is complete or accurate. Some information publicly reported by the project operators may relate to a larger property than the area covered by Vox’s royalty interests. Vox’s royalty interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production from a property.

References & Notes:

(1)	Catalyst Metals Ltd. – First stoping ore from Plutonic East – Dated March 14, 2025:
https://api.investi.com.au/api/announcements/cyl/3f261ea7-ceb.pdf

(2)	Black Cat Syndicate Limited - Strongly Supported Placement for Kal East Acceleration – Dated March 14, 2025:
https://api.investi.com.au/api/announcements/bc8/5a37a4fa-f9b.pdf

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